15

SECURITI 15045258 SION

SEC Mail Processing Section

FEB 18 2015

Washington, DC 124

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 67979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North South Capital, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Adams Street, Suite 2230
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris O'Donnell (312) 445-5400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2/19/15

OATH OR AFFIRMATION

I, Chris O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North South Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Executive Vice President
Title

Notary Public

OFFICIAL SEAL
JULIE FISHMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES
JUNE 21, 2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North South Capital, LLC

Year Ended December 31, 2014

Financial Report

SEC
Mail Processing
Section
FEB 18 2015
Washington DC
124

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

North South Capital, LLC

SEC
Mail Processing
Section

Year Ended December 31, 2014

FEB 18 2015

Financial Report

124

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
North South Capital, LLC

We have audited the accompanying financial statements of North South Capital, LLC, which comprise the statement of financial condition as of December 31, 2014, and 2013, and the related statements of income, members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. North South Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of North South Capital, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of North South Capital, LLC's financial statements. The supplemental information is the responsibility of North South Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information,

we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
January 30, 2015

North South Capital, LLC

Statements of Financial Condition

Assets		December 31, 2014		December 31, 2013
Cash and cash equivalents	$	335,097	$	294,594
Cash for the benefit of customers		99		69
Cash deposit with clearing organization		100,000		100,000
Secured Demand Note		100,000		100,000
Accounts receivable		170,285		177,816
Prepaid expenses and deposits		23,184		34,213
Furniture and equipment, net		8,695		12,805
Total Assets	$	737,360	$	719,497

Liabilities and Members' Equity

Liabilities				
Subordinated liability - SDN	$	100,000	$	100,000
Accounts payable		144,422		50,311
Accrued payroll and commissions		29,111		82,912
Accrued rent		-		2,179
Other current liabilities		3,297		2,955
Total liabilities		276,829		238,357
Members' Equity				
Memberships		425,000		425,000
Retained earnings (deficit)		35,531		56,140
Total members' equity		460,531		481,140
Total Liabilities and Members' Equity	$	737,360	$	719,497

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Income

	For the Years Ended	
	December 31, 2014	December 31, 2013
Revenues		
Commissions	$ 2,668,605	$ 1,724,496
Advisory revenue	188,743	179,172
Underwriting	92,388	191,699
Capital introduction	260,150	38,171
Interest	35	437
Other	21,591	8,421
Total revenues	3,231,512	2,142,396
Operating Expenses		
Compensation and benefits	1,266,470	762,774
Occupancy	99,431	85,751
Clearing fees	115,850	163,126
Communications	437,024	142,994
Regulatory fees	19,210	16,871
Professional fees	1,243,940	905,944
Other expenses	70,196	62,790
Total operating expenses	3,252,121	2,140,250
Net Income (Loss)	$ (20,609)	$ 2,146

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Members' Equity

	Memberships		Retained Earnings (Deficit)	
Balance, December 31, 2012	$	425,000	$	53,994
Additional capital contribution				
Return of capital				
Net income				2,146
Balance, December 31, 2013		425,000		56,140
Additional capital contribution				
Return of capital				
Net loss				(20,609)
Balance December 31, 2014	$	425,000	$	35,531

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2014

Subordinated borrowings at January 1, 2014	$	100,000
Increases:		
Issuance of subordinated note		-
Subordinated borrowings as of December 31, 2014	$	100,000

North South Capital, LLC

Statements of Cash Flows

	For the Years Ended	
	December 31, 2014	December 31, 2013
Operating Activities		
Net income (loss)	$ (20,609)	$ 2,146
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,110	4,545
Changes in operating assets and liabilities		
Accounts receivable	7,531	(50,632)
Other current assets	10,998	(6,127)
Accounts payable	94,111	31,911
Accrued expenses	(55,638)	69,244
Net Cash Provided by Operating Activities	40,503	51,087
Investing Activities		
Purchase of furniture and equipment		(1,550)
Net Cash Provided by (Used in) Investing Activities	-	(1,550)
Financing Activities		
Return of capital	-	-
Additional capital investment	-	(100,000)
Additional capital investment SDN	-	100,000
	-	-
Net Cash Provided by Financing Activities	-	
		-
Increase in Cash and Cash Equivalents	40,503	49,537
Cash and Cash Equivalents at Beginning of Year	294,594	245,057
Cash and Cash Equivalents at End of Year	$ 335,097	$ 294,594

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes To Financial Statements
December 31, 2014

Note 1 – Significant Accounting Policies

Description of Business

North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable

Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation of $4,110 and $4,545 for the years ended December 31, 2014 and 2013 respectively has been computed using straight line rates of depreciation.

Income Taxes

The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years before 2011 are no longer subject to tax examination.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company paid interest of $4,859 and $331, respectively and paid no taxes during the years ended December 31, 2014 and 2013.

Note 2 – Cash Segregated Under Federal Regulation

Cash of $99 in 2014 and $69 in 2013, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2014	December 31, 2013
Computer equipment	$ 17,414	$ 17,414
Telephone equipment	7,920	7,921
Furniture and fixtures	5,136	5,136
	30,470	30,471
Less: Accumulated depreciation	21,775	17,666
Total	$ 8,695	$ 12,805

Note 4 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2015	$ 28,098
2016	28,890
2017	29,681
2018	30,473
2019	15,434
Total	$ 132,576

Rent expenses for 2014 and 2013 were $74,747 and $64,984 respectively.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2014, the Company had net capital of $528,652 which was $278,652 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 35.45%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2014, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2014 unaudited Focus report and this report.

Note 8 – Secured Demand Note and Subordinated Liability

The majority member of the Company provided a Secured Demand Note Receivable of $100,000 to the Company. The note is due on demand and it is non-interest bearing.

In exchange for the secured demand note, the Company provided a Subordinated Liability of $100,000 payable to the majority member. This liability is subordinated to the claims of general creditors and matures on June 28, 2016. Interest is payable at the rate of 3% per year.

Note 9 - Concentrations

The Company maintains cash balances at banks. These accounts are insured by FDIC up to a maximum of $250,000 per institution. As of December 31, 2014, the Company had $126,914 in excess of that amount.

Accounts receivable are amounts due from other broker-dealers. The balance as of December 31, 2014 of $170,285 is unsecured.

55% of the company's revenues were generated from one customer during 2014. After deducting the high amount of directly related expenses, the net income related to transactions with this one customer is not nearly as significant.

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2014

Net Capital		
Members' equity	$	460,531
Less: Nonallowable assets		31,879
Net capital before haircuts on security positions		428,652
Plus subordinated demand note		100,000
Haircuts on securities		-
Net capital	$	528,652
Aggregate Indebtedness	$	176,829
Net capital required based on aggregate indebtedness	$	11,789
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	278,652
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	228,652
Percentage of Aggregate Indebtedness to Net Capital		33.45%

North South Capital, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

North South Capital, LLC

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by North South Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North South Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North South Capital, LLC's management is responsible for the North South Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

> Balance of Prior Year SIPC-7T - Check #1174 for $2,001.00 written on 1-24-2014
> SIPC-6 Balance – Check #1219 for $2,086.00 written on 7-23-2014

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2014, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2014, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2014, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
January 30, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*********1094**************ALL FOR AADC 606
067979 FINRA DEC
NORTH SOUTH CAPITAL LLC
200 W ADAMS ST STE 2230
CHICAGO IL 60606-5231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Chris O'Donnell 312-445-5402

2. A. General Assessment (item 2e from page 2) $ 4,217

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,086)
7-23-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,131

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,131

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,131

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital LLC
(Name of Corporation, Partnership or other organization)

Chris O'Donnell
(Authorized Signature)

Dated the 21 day of January, 20 15.

Executive Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,231,512
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	341,742
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,202,842
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $215	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	215
Total deductions	1,544,799
2d. SIPC Net Operating Revenues	$1,686,713
2e. General Assessment @ .0025	$4,217
	(to page 1, line 2.A.)

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of North South Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) North South Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which North South Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) North South Capital, LLC stated that North South Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. North South Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North South Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
January 30, 2015

North South Capital LLC

200 West Adams • Suite 2230 • Chicago, IL 60606
Phone: 312-445-5400 • Fax: 312-445-5420
www.northsouthcap.com

North South Capital
Exemption from SEC Rule 15c3-3
January 15, 2015

The following statements are made to the best knowledge and belief of North South Capital.

1. North South Capital is exempt from the provisions of the SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): North South Capital is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

2. North South Capital met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

Chris O'Donnell
North South Capital